Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number +1 (212) 455-2295	E-mail Address gcalheiros@stblaw.com

July 2, 2021

VIA EDGAR & FEDEX

Anna Abramson, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	VTEX

Registration Statement on Form F-1

File June 25, 2021

File No. 333-257400

Dear Ms. Abramson:

To facilitate the Staff’s review of the above-referenced registration statement on Form F-1 (the “Registration Statement”) relating to the offering of Class A common shares of VTEX, we have attached as Annex A to this letter versions of the “Capitalization” and “Dilution” sections of the Registration Statement that have been completed using VTEX’s current assumptions relating to share count, offering size and price range. VTEX notes that the information in Annex A reflects a preliminary price range of between US$13.00 and US$18.00 per Class A common share (the “Preliminary Price Range”), and the actual price range to be included in a subsequent pre-effective amendment to the Registration Statement (currently anticipated to be filed on or about July 12, 2021) is expected to fall within the Preliminary Price Range. VTEX confirms that the actual price range will be narrowed to comply with the Staff’s interpretation regarding the parameters of a bona fide price range. The information in Annex A is based on an assumed US$15.50 per Class A common share midpoint based on the Preliminary Price Range specified above and a primary offering size of 19,354,839 Class A common shares and accordingly may require update if such assumptions change.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

If you have any questions regarding this letter or the Registration Statement, please do not hesitate to contact me at +1(212) 455-2295 (work) or gcalheiros@stblaw.com (email).

Very truly yours,

/s/ Grenfel S. Calheiros
Grenfel S. Calheiros

cc:	Larry Spirgel

Robert Littlepage

Claire DeLabar

U.S. Securities and Exchange Commission

André Spolidoro Ferreira Gomes

VTEX

S. Todd Crider

Simpson Thacher & Barlett LLP

Byron Rooney

Davis Polk & Wardwell LLP

Annex A

CAPITALIZATION

The table below sets forth our current and non-current loans and financing, our total shareholders’ equity and total capitalization (defined as the sum of current and non-current loans and financing plus total equity) as of March 31, 2021, derived from our unaudited interim condensed consolidated financial statements as follows:

•	on an as historical reported basis; and

•

as adjusted, to reflect the issuance and sale of 19,354,839 Class A common shares by us in this offering at the initial public offering price of US$15.50 per Class A common share (the midpoint of the estimated offering price per Class A common share set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Our total capitalization may be different in the event that we do not allocate the net proceeds of this offering in accordance with the assumption set forth under “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Selected Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial included elsewhere in this prospectus. Our capitalization following the closing of the offering will be adjusted based on the actual initial offering price and other terms of the offering determined at pricing.

	As of March 31, 2021
	As Reported	As Adjusted
	(in US$ millions)	(in US$ millions)
Loans and financing, current	1.5	1.5
Loans and financing, non-current	3.4	3.4
Total shareholders’ equity(1)	65.8	343.6

Total capitalization(2)	70.6	348.5

(1)	Includes non-controlling interest and represents the total equity available to us.
(2)	Represents the sum of total shareholders’ equity and loans and financing, current and non-current.

An increase or reduction of US$1.00 in the assumed initial public offering price of US$15.50 per Class A common shares, which is the midpoint of the price range indicated on the cover page of this prospectus, would, after the completion of this offering, increase (decrease) the value of our total shareholders’ equity and our total capitalization by US$18.1 million, assuming that the number of Class A common shares offered herein, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

An increase (decrease) of 1.0 million shares in the number of Class A common shares sold in this offering by us would increase (decrease) the value of our total shareholders’ equity and our total capitalization by US$14.5 million, assuming an initial public offering price of US$15.50 per Class A common share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

Except as set forth above, there has been no material change to our capitalization since March 31, 2021.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common shares are made, there will be further dilution to new investors.

The selling shareholders identified herein will receive all net proceeds from the secondary offering of the Class A common shares (converted from an equal number of Class B common shares in connection with such sale immediately prior to this offering) held by them. Therefore, we will not receive any net proceeds from their secondary offering and our total capitalization will not be impacted by such net proceeds received by the selling shareholders.

DILUTION

As of March 31, 2021, VTEX had a net tangible book value of US$29.1 million, corresponding to a net tangible book value of US$0.17 per common share. Net tangible book value per common shares represents the amount of total assets (excluding goodwill and other intangible assets) less total liabilities, divided by 172,738,180, the total number of VTEX shares outstanding as of March 31, 2021.

After giving effect to the sale by us of the 19,354,839 Class A common shares offered by us in the offering at an assumed offering price of US$15.50 per Class A common share (the midpoint of the price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us our pro forma net tangible book value estimated at March 31, 2021 would have been US$306.9 million, representing a pro forma net tangible book value of US$1.60 per common share. This represents an immediate increase in net tangible book value of US$1.43, or 839.7%, per common share to current shareholders and an immediate dilution in net tangible book value of US$14.07, or 90.8%, per common share to new investors purchasing Class A common shares in this offering. Dilution for this purpose represents the difference between the price per common shares paid by these investors and net tangible book value per common share immediately after the completion of the offering.

If you invest in our Class A common shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A common share and the pro forma net tangible book value per Class A common share which accounts for the issuance and sale of new Class A common shares in this offering.

Because our Class A common shares and Class B common shares have the same dividend and other rights, except for voting, conversion and transfer restrictions, we have counted the Class A common shares and Class B common shares equally for purposes of the dilution calculations below.

The following table illustrates this dilution to new investors purchasing Class A common shares in the offering.

Assumed initial public offering price per Class A common shares(1)	15.50
Net tangible book value per common share at March 31, 2021	0.17
Pro forma net tangible book value per common share after completion of this offering(2)	1.60
Increase in pro forma net tangible book value per common share attributable to current shareholders	1.43
Dilution in pro forma net tangible book value per common share attributable to new shareholders(2)	14.07

(1)	Corresponds to the midpoint of the price range set forth on the cover page of this prospectus.
(2)

Dilution represents the difference between the offering price per common share paid by new shareholders and the pro forma net tangible book value per common share immediately after giving effect to this offering.

The actual offering price per Class A common share is not based on the pro forma net tangible book value of our common shares, but will be established based through a book building process.

The following table summarizes, on the same pro forma basis at March 31, 2021, the number of common shares acquired from us, the total cash consideration paid and the average price per common share paid to us by our current shareholders and by new investors purchasing Class A common shares in this offering. As the table shows, new investors purchasing shares in this offering will pay an average price per common share substantially higher than our pre-IPO shareholders paid. This information is based on the assumed initial public offering price of US$15.50 per Class A common share (which is the midpoint of the price range per common share set forth on the cover page of this prospectus), before deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and assumes no exercise of the underwriters’ option to purchase additional Class A common shares.

	Common Shares Purchased		Total Consideration		Average Price per Common Share (US$)
	Amount	Percentage of Total Common Shares (%)	Amount (US$ million)	Percentage (%)
Current shareholders	172,738,180	89.9%	198.0	39.8%	1.15
New investors	19,354,839	10.1%	300.0	60.2%	15.50

Total	192,093,019	100%	498.0	100%	2.59

An increase (decrease) of US$1.00 in the assumed initial public offering price of US$15.50 per common share, which is the midpoint of the price range indicated on the cover page of this prospectus, would, after the conclusion of this offering, increase (decrease) the value of our pro forma net tangible book value per common share to new investors by US$0.09, assuming that the number of common shares offered herein, as set forth on the cover page of this prospectus, remains the same.